UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Amendment No. 4)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

S1 Corporation
(Name of Subject Company)

S1 Corporation
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

78463B101
(CUSIP Number of Class of Securities)

Gregory D. Orenstein, Esq.
Senior Vice President, Chief Legal Officer and Secretary
705 Westech Drive
Norcross, Georgia 30092
(404) 923-3500
(Name, Address, and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person Filing Statement)

With a copy to:

Stuart G. Stein, Esq.
Daniel Keating, Esq.
Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
(202) 637-8575

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 4 (this “Amendment”), amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Original Schedule 14D-9”) originally filed with the United States Securities and Exchange Commission (the “SEC”) by S1 Corporation, a Delaware corporation (“S1” or the “Company”), on September 13, 2011, as amended by that certain Amendment No. 1 filed with the SEC on September 16, 2011 (“Amendment No. 1”) , as amended and restated in its entirety by that certain Amendment No. 2 filed with the SEC on October 13, 2011 (“Amendment No. 2”) and as amended by that certain Amendment No. 3 filed with the SEC on October 18, 2011 (“Amendment No. 3,” and, together with the Original Schedule 14D-9, Amendment No. 1 and Amendment No. 2, the “Schedule 14D-9”).

The Schedule 14D-9 relates to the exchange offer by Antelope Investment Co. LLC, a Delaware limited liability company (“Antelope”) and wholly owned subsidiary of ACI Worldwide, Inc., a Delaware corporation (“ACI”), to purchase each outstanding share of S1 common stock for, at an S1 stockholder’s election, 0.3148 shares of ACI common stock or $10.00 in cash (less applicable withholding taxes and without interest), subject to certain proration procedures, set forth in the Prospectus/Offer to Exchange, dated October 13, 2011, which forms a part of ACI’s Post-Effective Amendment No. 1 to its Registration Statement on Form S-4 (File No. 333-176557) filed with the SEC on October 13, 2011 and the related Letter of Election and Transmittal, filed with the SEC as Exhibit (a)(1)(B) to Amendment No. 6 to ACI’s Schedule TO (the “Schedule TO”) under Section 14(d)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), filed on October 13, 2011. The Schedule TO was originally filed on August 30, 2011 and the original Prospectus/Offer to Exchange, dated August 30, 2011, was filed with the SEC as Exhibit (a)(1)(A) to the Tender Offer Statement under Section 14(d)(1) of the Exchange Act, and the related Letter of Election and Transmittal, filed with the SEC as Exhibit (a)(1)(B) to the Schedule TO, set forth the terms of ACI’s and Antelope’s original exchange offer.

All information in the Schedule 14D-9 is incorporated into this Amendment by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used in this Amendment and not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.

On October 25, 2011, the Company entered into a memorandum of understanding (the “MOU”) with plaintiffs and other named defendants regarding the settlement of three putative class action lawsuits filed in the Court of Chancery of the State of Delaware in response to the now-terminated merger with Fundtech Ltd. and the proposed acquisition of the Company by ACI.

As described in greater detail in the Company’s Original Schedule 14D-9, purported stockholders of the Company filed three complaints styled as class action lawsuits in the Court of Chancery of the State of Delaware. On August 18, 2011, the lawsuits were consolidated under the caption In re S1 Corporation Shareholders Litigation, C.A. No. 6771-VCP (Del. Ch.) (the “Consolidated Lawsuit”).

Under the terms of the MOU, the Company, the other named defendants and the plaintiffs have agreed to settle the Consolidated Lawsuit and release the defendants from all claims arising out of or relating to: (i) the now-terminated merger with Fundtech Ltd., (ii) ACI’s exchange offer for all outstanding shares of Company common stock, dated as of August 30, 2011, and as amended on October 13, 2011 (collectively, the “Exchange Offer”), (iii) the Transaction Agreement, dated as of October 3, 2011, by and among the Company, ACI and Antelope, (iv) the Exchange Offer and the merger of the Company with Antelope (the “Merger”), (v) any transactions related to any of the foregoing, and (vi) any public disclosures, statements or filings made in connection with any of the foregoing, subject to court approval. If the Chancery Court approves the settlement contemplated by the MOU, the Consolidated Lawsuit will be dismissed with prejudice. Pursuant to the terms of the MOU, the Company has agreed to make additional information available to the Company’s stockholders. The additional information is contained below in Item 4 and should be read in conjunction with the Schedule 14D-9, which should be read in its entirety. In addition, the defendants in the Consolidated Lawsuit have agreed to negotiate in good faith with plaintiffs’ counsel regarding an appropriate amount of fees, costs and expenses to be paid to plaintiffs’ counsel by the Company or its successor.

The settlement will not affect the offer consideration or the merger consideration to be paid to the Company’s stockholders pursuant to the terms of the Exchange Offer and the proposed Merger, respectively.

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The Company and the other defendants deny all of the allegations in the Consolidated Lawsuit and believe the disclosures in the Schedule 14D-9 are adequate under the law. Nevertheless, the Company and the other defendants have agreed to settle the Consolidated Lawsuit in order avoid costly litigation and reduce the risk of any delay to the completion of the Exchange Offer and the Merger.

Item 4.	The Solicitation or Recommendation.

Item 4(b) is hereby amended and supplemented as follows.

The “Background of the Offer” section of Item 4(b) is amended by adding the following language after the first paragraph:

“Beginning in March 2010, members of the Company’s senior management met with representatives of another industry participant, referred to herein as Company A, at such representatives’ request, about a potential strategic acquisition of the Company by Company A. During the months of March and April 2010, representatives of the Company and Company A engaged in discussions concerning a potential acquisition of the Company by Company A and, on or about April 30, 2010, Company A communicated to representatives of the Company its views as to the valuation of the Company. On or about May 3, 2010, representatives of the Company communicated to Company A that the Company was not interested in pursuing a potential transaction with Company A at that time in light of Company A’s views as to value. In June 2010, Company A submitted a non-binding proposal, subject to due diligence, to acquire the Company at a price of up to $11.00 per common share of the Company. However, following the performance of due diligence by Company A, Company A communicated to the Company in August 2010 that it generally valued the Company somewhere in the high $7.00 to low $8.00 per share range and suggested that the Company propose an acquisition price. At that time, Company A also communicated to the Company that it was interested in acquiring certain assets of the Company for cash in an alternative transaction.

Following these discussions and consideration by the Company’s board of directors of Company A’s views on the valuation of the Company, the Company communicated to Company A on or about August 25, 2010 that the Company was not interested in further pursuing a potential acquisition of the Company by Company A. Throughout September 2010, representatives of each of the Company and Company A continued to discuss a possible sale of certain assets of the Company to Company A for cash. During the fall of 2010, Company A undertook due diligence of such assets, and Company A and the Company negotiated the terms of the sale of such assets for a purchase price of approximately $130 million. Those assets were associated with approximately 40% and 18% of the Company’s 2009 revenue and Adjusted EBITDA, respectively. The Company simultaneously explored the possibility of utilizing the proceeds of such sale of assets in order to acquire another entity, Company B, which was engaged in a complementary line of business.

On December 1, 2010, the Company’s financial advisors made a presentation to the Company’s board of directors in which it compared financial projections under several alternative scenarios, including proceeding (i) on a stand-alone basis, (ii) with the sale of assets to Company A and (iii) with the sale of assets to Company A and the acquisition of Company B. The presentation also evaluated the then-current proposal by ACI to acquire the Company at a price of $8.40 per share. After consideration of that presentation, the board determined to pursue the sale of assets to Company A and the acquisition of Company B. However, within a few days after that December 1, 2010 board meeting, Company A notified the Company that it had determined not to proceed with the potential acquisition of the assets, and accordingly the Company ceased further exploration of the possible acquisition of Company B.”

Item 8.	Additional Information.

Item 8(e) is hereby amended and supplemented as follows.

The “Litigation” section of Item 8(e) is amended by adding the following language after the last paragraph:

“On October 19, 2011, Plaintiffs filed a motion seeking leave to amend their Complaint so as to assert claims principally challenging the adequacy of the Company’s disclosures in its Schedule 14D-9. On the same date, Plaintiffs filed an opening brief in support of a motion for preliminary injunction seeking to enjoin the closing of the Exchange Offer until such time as the Company made the additional disclosures that the Plaintiffs were demanding. Briefing on Plaintiffs’ motion for preliminary injunction had not been completed when the parties agreed to the settlement and executed the MOU described under Item 4 above.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 is true, complete and correct.

S1 Corporation

By:	/s/ Paul M. Parrish
Name:     Paul M. Parrish

Title:	Chief Financial Officer

Dated: October 25, 2011

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